Exhibit 8.1

1000 Jackson Street 419.241.9000 Toledo, Ohio 43604-5573 419.241.6894 fax
www.slk-law.com

February 3, 2014

Board of Directors

MBT Financial Corp.

102 E. Front Street

Monroe, Michigan 48161

Gentlemen:

You have asked that we furnish MBT Financial Corp. (the “Company”) an opinion of our firm with respect to certain tax issues of the distribution and exercise of subscription rights in connection with the Company’s proposed offering of up to $6,000,000 of its common stock (the “Shares”) as specifically set forth in its Registration Statement on Form S-1 and related Prospectus filed with the Securities and Exchange Commission. We have reviewed the Registration Statement and have made such investigation of the facts, laws and regulations that we have deemed necessary to deliver this opinion under the circumstances. We are not valuation experts and we offer no opinion regarding the value of the subscription rights. Based on our review, however, it appears to us that the Company has reasonably determined that due to the limited time period in which the shareholders have the option to exercise their subscription rights and the fact that the purchase price per share on the exercise of a subscription right is equal to the per share price of the Shares to be paid by standby purchasers who will purchase all shares that remain unsold at the conclusion of the offering, the value of the subscription rights is zero. For purposes of this opinion we have therefore accepted the Company’s determination that the value of the subscription right is zero. Based upon our review and investigation, we are of the following opinion.

1.	Neither the receipt nor the exercise of the subscription rights will result in taxable income to the shareholders of the Company who receive such subscription rights in connection with the offering;

2.	No deductible loss will be realized if subscription rights are allowed to expire without exercise;

3.	The tax basis of Shares acquired in the offering, upon the exercise of subscription rights, will be the subscription price paid and the holding period will begin on the date of exercise; and

Board of Directors

February 3, 2014

4.	There is no allocation of an existing shareholders’ tax basis in any current shares held by them to such shareholders’ subscription rights, whether or not such subscription rights are exercised, because (the limited time period in which the shareholders have the option to exercise their subscription rights and the fact that the purchase price per share on the exercise of a subscription right is equal to the per share price of the Shares to be paid by standby purchasers who will purchase all shares that remain unsold at the conclusion of the offering) the Company has determined that such value is zero.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and its reference under the captions “QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING - What are the material U.S. federal income tax consequences of exercising my subscription rights?” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.”

Very truly yours,

/s/ Shumaker, Loop & Kendrick, LLP

Shumaker, Loop & Kendrick, LLP